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Exhibit 99.7

Press release

Bookham Technology plc
29 September 2003-09-29

        Oxfordshire, UK—29 September 2003:    Bookham Technology plc announces that on 26 September 2003 it received notification from Aviva plc (formerly CGNU plc) ("Aviva") that, following a purchase of 10,522,644 ordinary shares in the Company on 24 September, its subsidiary Morley Fund Management Limited is now interested in 32,690,417 ordinary shares, representing approximately 15.71% of the current issued share capital of the Company, including a material interest in 18,642,396 shares (8.95%). Aviva has the same interest.

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  Exhibit 99.7